UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Modal Living, Inc.

Legal status of issuer

　Form
　C-corp

　Jurisdiction of Incorporation/Organization
　Delaware

　Date of organization
　January 23, 2019

Physical address of issuer
132 S State St, Salt Lake City, UT 84111

Website of issuer
https://livemodal.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 28, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
17

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$772,885	$100,153
Cash & Cash Equivalents	$342,650	$88,229
Accounts Receivable	$12,800	$0
Short-term Debt	$2,486,820	$1,706,389
Long-term Debt	$2,523,416	$0
Revenues/Sales	$1,615,829	$113,375
Cost of Goods Sold	$2,097,702	$134,560
Taxes Paid	$0	$0
Net Income (Loss)	$-2,631,114	$-1,706,236

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 8, 2021

Modal Living, Inc.



Up to $1,070,000 of Crowd Notes

Modal Living, Inc. ("Modal Living", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 28, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $750,000 under the Combined Offerings (the "Closing Amount") by August 28, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by August 13, 2021 will be permitted to increase their subscription amount at any time on or before August 28, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after August 13, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 28, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://livemodal.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/modal.living

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Modal Living, Inc. was founded on January 23, 2019 in the state of Delaware. On April 8, 2020 Modal Residential, LLC was founded and the entire business was transferred to this entity. On April 12, 2021, Modal Residential, LLC was merged with Modal Living, Inc.

The Company is located at 132 S State St, Salt Lake City, UT 84111.

The Company's website is https://livemodal.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under http://seedinvest.com/modal.living and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$1,000
Offering deadline	August 28, 2021
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10, 15, and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Modular ADU market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Adverse changes in economic conditions in markets where we conduct our operations and where prospective purchasers of our homes live could reduce the demand for homes and, as a result, could adversely affect our business, results of operations, and financial condition. Adverse changes in economic conditions in markets where we conduct our operations and where prospective purchasers of our homes live have had and may in the future have a negative impact on our business. Adverse changes in employment levels, job growth, consumer confidence, interest rates, perceptions regarding the strength of the housing market, and population growth, or an oversupply of homes for sale may reduce demand or depress prices for our homes and cause home buyers to cancel their agreements to purchase our homes. This, in turn, could adversely affect our results of operations and financial condition.

Recent trends away from home ownership in favor of home rentals and co-living arrangements could adversely affect our results. Over the past 10 years we have dedicated our resources and grown our business primarily through relationships with individual homeowners and more recently through a dedicated outreach to developers and builders. A significant part of our strategy is to actively grow sales to builders and developers of high end new homes and we intend to make significant expenditures in the near term to further this strategy. To the extent that trends towards rentals and co-living increase significantly, we would not see returns on our investment and could see increase losses. It would take significant time and resources to pivot our business model to attract builder of rental and co-living properties.

Our lack of geographic diversity subjects us to increased volatility and higher risks of events affecting those markets. To date, our operations are only in California, Utah and New Mexico. These areas have historically experienced severe wildfires, mudslides and earthquakes, and climate change may increase the frequency of natural disasters in these areas. In addition, their economies are founded on more narrowly defined industry segments compared to the country as a whole, and these industries could experience downturns affecting the health of the economy in the state or in the metro areas of Los Angeles or San Francisco. Property tax rates, which have a significant effect on housing demand, are determined by local municipalities and may increase in the future, whether to address increasing funding needs, to compensate for a shortfall in federal of state funding or otherwise. Any such disasters or other negative events affecting our target markets would adversely affect the demand for, and our ability to supply, our products and services to a much greater extent than other companies with a national market presence.

Housing development is highly sensitive to the availability of financing and interest rates. A general reduction in construction financing from lenders or increases in interest rates could cause a material decrease in our sales. Furthermore, we benefit from our customers having access to the same construction financing terms as traditional site-built homes, in contrast to traditional modular or pre-fabricated homes. If our homes were instead treated as modular homes by lenders or if lenders subjected our homes to stricter lending standards or increased requirements, it would have an adverse impact on our sales and our ability to grow our business.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $4,337,351, an operating cash flow loss of $2,154,911 and liquid assets in cash of $342,650, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company has entered into Promissory Notes and Loans. The summary of the Company's loans, notes, and the terms is as follows:

- Capital Thirteen LLC Revolving Loan: Principal Amount of $3,000,000, Borrowing period of 6/10/2020, Maturity Date of 6/10/2025, Interest Rate of 8%
- Capital Thirteen LLC Promissory Note: Principal Amount of $1,000,000, Borrowing period of 6/19/2019, Maturity Date of 6/10/2020, Interest Rate of 12%
- Modal Investor: Principal Amount of $1,000,000, Borrowing period of Fiscal Year 2019, Repaid, Interest Rate of 12%
- PPP Loan: Principal Amount of $148,758, Borrowing period of 4/20/2020, Maturity Date of 4/20/2022, Interest Rate of 1%

The Company has engaged in Related Party Transactions. In April 2021, Modal Services (the related entity) provided a $50k loan to Modal Living for working capital purposes. This loan was provided interest free as a bridge until the capital raise is complete.

In Q1 2020, Modal sold an ADU to co-founder Dallin Jolley, who was one of the first 6 customers. The sales price was discounted because Dallin agreed to handle much of the project logistics and there was no sale commission paid. Modal was paid in full in Q2 2020.

One of the owners, Capital Thirteen LLC, approved revolving loan in the amount of $3,000,000 to the company. The loan bears 8% per annum has maturity date as of October 6, 2022. As of December 31, 2020, the outstanding balance of the loan was $2,673,838.

One of the owners, Capital Thirteen LLC, entered into Promissory Note agreement with the company in the amount of $1,000,000. The loan bears 12% and matured on June 19, 2020. As of December 31, 2020, the outstanding balance of the loan was $489,000.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling Crowd Notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $12,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $12,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $12,500,000 valuation cap, so you should not view the $12,500,000 as being an indication of the Company's value.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated valuation cap of $12,500,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than June 25, 2021 will be issued Tier 1 Notes, which have a valuation cap of $9,000,000. Investors that have their subscription received after June 25, 2021 will be issued Tier 2 Notes, which have the evaluated valuation cap of $12,500,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made by SI Selections Fund I, L.P. and through the SeedInvest Auto Invest program will always be deemed Tier 1 Notes, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between Tier 1 Notes and Tier 2 Notes.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Cofounders Colin Jube and Dallin Jolley recognized that despite new zoning changes which allow accessory dwelling units (ADUs), ADUs were inaccessible to homeowners due to difficulties navigating permitting and managing construction. Modal provides a turn-key service to take the complexity out of construction to make ADUs accessible to everyday homeowners.

Modal is helping to address the housing crisis by adding sustainable and affordable housing units to existing neighborhoods. Modal enables individual homeowners to increase their wealth by generating passive income and maximizing the value of their property. In addition to backyard homes, Modal offers home offices to address the growing needs of our customers who are increasingly working from home.

Modal units are built modular, meaning they're constructed off-site in a controlled environment, so customers don't have to deal with the headaches of months-long on-site construction. Modular construction enables high-quality construction within a scalable business model. Coupled with our turnkey service, Modal makes ADUs accessible to ordinary homeowners.

Business Highlights:
- Over $1mm Q1 2021 revenue and profitability projected in Q4 2021 (See data room for detail regarding the assumptions underlying these assumptions)
- With over 50 units sold and an established, repeatable process, Modal is at inflection point and is ready to scale
- Growing market supported by consumer demand and positive regulatory tailwinds
- Network of manufacturing partners, contractors and consultants to enable expansion to new markets with limited fixed costs

Business Plan

Modal makes ADUs easy by building world-class modular products and providing a turnkey service from permitting to delivery. Modal's business model allows them to remain lean and cash flow positive throughout a project.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Sales and Marketing	50%	50%	65%
Working Capital	50%	50%	25%
Pilot Programs	0%	0%	5%
New Product Development	0%	0%	5%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Scott Stowell	Chairman of the Board & CEO	Modal Living - Chairman of the Board & CEO – 06/18/2019 - Present Investor / Advisor Capital Thirteen, LLC
Colin Jube	Founder & COO	Modal Living - Founder & COO - 01/23/2019 - Present Modal Living Founder / COO and real estate development at Base Develop, LLC
Dan Barrell	Director of Finance	Modal Living - Director of Finance – 06/01/2020 - Present Director of Finance at Modal Living and previously Impact Investing Fellow, Sorenson Impact Investing Center and AVP Internal Audit, Synchrony Financial
Nate Stoltenow	VP of Sales	Modal Living - VP of Sales – 02/01/2021 - Present

		VP of Sales at Modal Living and previously Sales Advisor / Consultant
Dallin Jolley	Founder	Modal Living - Founder – 01/23/2019 - Present Modal Living Founder / COO and real estate development at Base Develop, LLC
Robb Stowell	Board Member	Modal Living - Board Member – 06/18/2019 - Present Investor / Advisor Capital Thirteen, LLC and SAAS Start-Up Operator
Nate Odio	Board Member	Modal Living - Board Member – 02/11/2019 - Present Partner, Director of Investments, LS Capital

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,215,040	YES	N/A	N/A	100%	N/A

The Company has the following debt outstanding:

During the years presented, the Company has entered into promissory notes & loans. The summary of the Company's loans, notes, and the terms is as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Capital Thirteen LLC: revolving loan	$ 3,000,000	8.00%	6/10/2020	6/10/2025	$ 40,000	$ 40,000	$ 200,000	$ 2,473,838	$ 2,673,838					
CAPITAL THIRTEEN LLC: Promissory Note	$ 1,000,000	12.00%	6/19/2019	6/19/2020	$ 60,000	$ 60,000	$ 489,000		$ 489,000	$ 40,320	$ 40,320	$ 336,000		$ 336,000
Modal Investor	$ 1,000,000	12.00%	Fiscal year 2019	Repaid								$ 459,000		$ 459,000
PPP loan	$ 148,758	1.00%	4/20/2020	4/20/2022	$ 992	$ 992	$ 99,155	$ 49,578	$ 148,733					
Total					$ 100,992	$ 100,992	$ 788,155	$ 2,523,416	$ 3,311,571	$ 40,320	$ 40,320	$ 795,000	$ -	$ 336,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2021	$ 788,155
2022	723,416
2023	600,000
2024	600,000
2025	600,000
Thereafter	-
Total	$ 3,311,571

Ownership
A majority of the Company is owned by three entities. These entities are Faroe, LLC, Dallin Jolley Capital, LLC, and Capital Thirteen, LLC.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Faroe, LLC	255,237 Common Shares	24.27%
Dallin Jolley Capital, LLC	255,237 Common Shares	24.27%
Capital Thirteen, LLC	247,617 Common Shares	23.55%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Modal Living, Inc. was founded on January 23, 2019 in the state of Delaware. On April 8, 2020 Modal Residential, LLC was founded and the entire business was transferred to this entity. On April 12, 2021, Modal Residential, LLC was merged with Modal Living, Inc. The financial statements of Modal Living, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Salt Lake City, Utah.

Modal offers a range of aesthetically pleasing and design-forward products that incorporate Scandinavian and Japanese elements. Our product line currently includes a studio, one-bed and two-bed options. Our team takes complete ownership of the process, from permitting, architecture, sitework and building, to cut through complexity for customers.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $113,582 in cash on hand as of May 27th, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:
None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $9,000,000 valuation cap for Tier 1 Notes and a $12,500,000 valuation cap for Tier 2 Notes, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Crowd Notes plus accrued unpaid interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $9,000,000 valuation cap for Tier 1 Notes and a $12,500,000 valuation cap for Tier 2 Notes.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded semi-annually.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $750,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

All subscriptions made via the online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") will be processed via Regulation CF.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings"). For the avoidance of doubt, all subscriptions made outside of the Online Platform will be processed via Regulation D.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Crowd Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of Crowd Notes into shares. Typically, the terms of Crowd Notes issued by early-stage companies provide that in the event of another round of financing, the holders of the Crowd Notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, Crowd Notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the Crowd Notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the

Crowd Notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

In April 2021, Modal Services (the related entity) provided a $50k loan to Modal Living for working capital purposes. This loan was provided interest free as a bridge until the capital raise is complete.

In Q1 2020, Modal sold an ADU to co-founder Dallin Jolley, who was one of the first 6 customers. The sales price was discounted because Dallin agreed to handle much of the project logistics and there was no sale commission paid. Modal was paid in full in Q2 2020.

One of the owners, Capital Thirteen LLC, approved revolving loan in the amount of $3,000,000 to the company. The loan bears 8% per annum has maturity date as of October 6, 2022. As of December 31, 2020, the outstanding balance of the loan was $2,673,838.

One of the owners, Capital Thirteen LLC, entered into Promissory Note agreement with the company in the amount of $1,000,000. The loan bears 12% and matured on June 19, 2020. As of December 31, 2020, the outstanding balance of the loan was $489,000.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a Crowd Note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A Crowd Note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor that is not an accredited investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Scott Stowell
_____
(Signature)

Scott Stowell
_____
(Name)

Chairman of the Board & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Scott Stowell
_____
(Signature)

Scott Stowell
_____
(Name)

Chairman of the Board & CEO
_____
(Title)

June 8, 2021
_____
(Date)

/s/Colin Jube
_____
(Signature)

Colin Jube
_____
(Name)

Founder & COO
_____
(Title)

June 8, 2021
_____
(Date)

/s/Dan Barrell

_____
(Signature)

Dan Barrell
(Name)

Director of Finance
(Title)

June 8, 2021
(Date)

/s/Nate Stoltenow
(Signature)

Nate Stoltenow
(Name)

VP of Sales
(Title)

June 8, 2021
(Date)

/s/Dallin Jolley
(Signature)

Dallin Jolley
(Name)

Founder
(Title)

June 8, 2021
(Date)

/s/Robb Stowell
(Signature)

Robb Stowell
(Name)

Board Member
(Title)

June 8, 2021
(Date)

/s/Nate Odio
_____
(Signature)

Nate Odio
_____
(Name)

Board Memeber
_____
(Title)

June 8, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

MODAL LIVING, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Modal Living, Inc.
South Lake City, Utah

We have reviewed the accompanying financial statements of Modal Living, Inc.   (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

May 10, 2021
Los Angeles, California

Modal Living, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	342,650	$	88,229
Account receivables, net		12,800		-
Inventories		78,062		-
Prepaids and other current assets		232,466		-
Total current assets		**665,979**		**88,229**
Property and Equipment, net		106,905		11,924
Total assets	$	**772,885**	$	**100,153**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account Payables	$	356,599	$	257,367
Credit cards		56,894		-
Current portion of Promissory Note and Loans		788,155		795,000
Deferred revenue		1,218,537		596,151
Other current liabilities		66,635		57,871
Total current liabilities		**2,486,820**		**1,706,389**
Promissory Note and Loans		2,523,416		-
Total liabilities		**5,010,236**		**1,706,389**
STOCKHOLDERS EQUITY				
Common Stock		-		114
Additional Paid in Capital		-		99,885
Members' equity		100,000		-
Retained earnings/(Accumulated Deficit)		(4,337,351)		(1,706,236)
Total stockholders' equity		**(4,237,351)**		**(1,606,237)**
Total liabilities and stockholders' equity	$	**772,885**	$	**100,153**

See accompanying notes to financial statements.

Modal Living, Inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
Net revenue	$	1,615,829	$	113,375
Cost of goods sold		2,097,702		134,560
Gross profit		(481,874)		(21,185)
Operating expenses				
General and administrative		1,405,335		1,230,807
Sales and marketing		471,539		389,490
Total operating expenses		1,876,874		1,620,297
Operating income/(loss)		(2,358,747)		(1,641,481)
Interest expense		151,615		64,755
Other Loss/(Income)		120,752		-
Income/(Loss) before provision for income taxes		(2,631,114)		(1,706,236)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	**$**	**(2,631,114)**	**$**	**(1,706,236)**

See accompanying notes to financial statements.

Modal Living, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid in Capital	Members' Equity	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount				
Balance—December 31, 2018	-	$ -	$ -		$ -	$ -
Issuance of common stock	1,142,898	114	99,885		-	100,000
Sharebased Compensation	-	-	-		-	-
Net income/(loss)	-	-	-		(1,706,236)	(1,706,236)
Balance—December 31, 2019	1,142,898	$ 114	$ 99,885		$ (1,706,236)	$ (1,606,237)
Conversion from C Corp to LLC	(1,142,898)	$ (114)	$ (99,885)	100,000		-
Sharebased Compensation	-	-	-		-	-
Net income/(loss)	-	-	-		(2,631,114)	(2,631,114)
Balance—December 31, 2020	-	$ -	$ -	$ 100,000	$ (4,337,351)	$ (4,237,351)

See accompanying notes to financial statements.

Modal Living, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(2,631,114)	$	(1,706,236)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of tangible assets		12,258		5,962
Changes in operating assets and liabilities:				
Inventories		(78,062)		-
Account receivables		(12,800)		
Prepaids and other current assets		(232,466)		-
Account Payables		99,232		257,367
Credit cards		56,894		-
Deferred Revenue		622,385		596,151
Other current liabilities		8,764		57,871
Net cash provided/(used) by operating activities		**(2,154,911)**		**(788,885)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(107,239)		(17,886)
Net cash provided/(used) in investing activities		**(107,239)**		**(17,886)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		-		100,000
Borrowing on Promissory Note		2,516,571		795,000
Net cash provided/(used) by financing activities		**2,516,571**		**895,000**
Change in cash		254,421		88,229
Cash—beginning of year		88,229		-
Cash—end of year	$	**342,650**	$	**88,229**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	64,755
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Modal Living, Inc. was founded on January 24, 2019 in the state of Delaware. On April 8, 2020 Modal Residential, LLC was founded and the entire business was transferred to this entity. On April 12, 2021, Modal Residential, LLC was merged with Modal Living, Inc. The financial statements of Modal Living, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Salt Lake City, Utah.

Modal offers a range of aesthetically pleasing and design-forward products that incorporate Scandinavian and Japanese elements. Our product line currently includes a studio, one-bed and two-bed options. Our team takes complete ownership of the process, from permitting, architecture, sitework and building, to cut through complexity for customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $316,419 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, used which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Property and Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a partnership during 2020. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception in 2019 through 2020 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the providing of selling of its product to the final customers.

Cost of sales

Costs of goods sold include the cost of products sold, cost of labor, commissions, distribution services,

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $471,539 and $389,490, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 10, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Inventory assets	$ 78,062	$ -
Total Prepaids and other current assets	**$ 78,062**	**$ -**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of December 31,	2020	2019
Prepaid and other current assets	$ 8,697	$ -
Prepayment	223,769	
Total Prepaids and other current assets	**$ 232,466**	**$ -**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Payroll liabilities	$ 44,190	$ 57,871
Accrued expenses	22,445	-
Total Other Current Liabilities	**$ 66,635**	**$ 57,871**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,	2020	2019
Property and Equipment	$ 125,125	$ 17,886
Property and Equipment, at Cost	125,125	17,886
Accumulated depreciation	(18,220)	(5,962)
Property and Equipment, Net	**$ 106,905**	**$ 11,924**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $12,258 and $5,962 respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

As of December 31, 2020, the company was LLC, the ownership percentage of the members were as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Modal Holdings, Inc.	75.0%
Capital Thirteen, LLC	25.0%
TOTAL	**100.0%**

7.   DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The summary of the Company's loans, notes, and the terms is as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Capital Thirteen LLC - revolving loan	$ 3,000,000	8.00%	6/10/2020	6/10/2025	$ 40,000 $	40,000 $	200,000 $	2,473,838 $	2,673,838					
CAPITAL THIRTEEN LLC - Promissory Note	$ 1,000,000	12.00%	6/19/2019	6/19/2020	$ 60,000 $	60,000 $	489,000		$ 489,000	$ 40,320 $	40,320 $	336,000	$	336,000
Modal Investor	$ 1,000,000	12.00%	Fiscal year 2019	Repaid								$ 459,000	$	459,000
PPP loan	$ 148,758	1.00%	4/20/2020	4/20/2022	$ 992 $	992 $	99,155 $	49,578 $	148,733					
Total					$ 100,992 $	100,992 $	788,155 $	2,523,416 $	3,311,571	$ 40,320 $	40,320 $	795,000 $	- $	336,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020

2021	$	788,155
2022		723,416
2023		600,000
2024		600,000
2025		600,000
Thereafter		-
Total	**$**	**3,311,571**

8.   RELATED PARTY

In April 2021, Modal Services (the related entity) provided a $50k loan to Modal Living for working capital purposes. This loan was provided interest free as a bridge until the capital raise is complete.

In Q1 2020, Modal sold an ADU to co-founder Dallin Jolley, who was one of the first 6 customers. The sales price was discounted because Dallin agreed to handle much of the project logistics and there was no sale commission paid. Modal was paid in full in Q2 2020.

One of the owners, Capital Thirteen LLC, approved revolving loan in the amount of $ 3,000,000 to the company. The loan bears 8% per annum has maturity date as of October 6, 2022. As of December 31, 2020, the outstanding balance of the loan was $ 2,673,838.

One of the owners, Capital Thirteen LLC, entered into Promissory Note agreement with the company in the amount of $ 1,000,000. The loan bears 12% and matured on June 19, 2020. As of December 31, 2020, the outstanding balance of the loan was $ 489,000.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2021	$ 55,200
2022	-
2023	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 55,200**

No rent expenses during 2020 and 2019.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through May 10, 2021 the date the financial statements were available to be issued.

The board decided in February 2021 to spin off development entities that previously consolidated into the parent company Modal Holdings, Inc. (renamed Modal Living, Inc.) became the sole legal entity for the ADU business (Modal Residential, LLC was merged into Modal Holdings, Inc.). The net operating losses for FY 2019 and FY 2020 will remain in Modal Living, Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $4,337,351, an operating cash flow loss of $2,154,911 and liquid assets in cash of $342,650, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
PDF of SI Website


Modal
Modular Backyard Homes and Offices

Modal

Modal Living

Modern, modular backyard homes and offices

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Disclaimer: This presentation may contain forward-looking statements and information relating to, amo
company, its business plan and strategy, and its industry. These statements reflect management's curre
respect to future events based information currently available and are subject to risks and uncertainties t
company's actual results to differ materially. Investors are cautioned not to place undue reliance on thes
statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative
do not represent guarantees of future results, levels of activity, performance, or achievements, all of whic
Moreover, no person nor any other person or entity assumes responsibility for the accuracy and comple
forward-looking statements, and is under no duty to update any such statements to conform them to ac

$1,000	$12,500,000	Convertible Note
Minimum	Valuation cap	Security Type

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

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Modal Living is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below

Highlights
Overview
The Team
Term Sheet
Investor Perks
Market Landscape
Risks & Disclosures
Data Room
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Company Highlights

- Sold 50+ units to customers in California, Utah and New Mexico (from Q2 2019 - May 2021) equating to over $5 million in sales (unaudited)
- Potential $250+ Billion market with positive regulatory tailwinds, in California alone (Based on UC Berkeley Center for Community Innovation's ADUs in CA 2020 report)
- Chairman & CEO was the former CEO of Standard Pacific Homes and Executive Chairman of CalAtlantic Homes, the fourth largest U.S. homebuilders
- 1,325% YoY Revenue Growth from FY 2019 to FY 2020 (unaudited)

Fundraise Highlights

- Total Round Size: US $3,200,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Convertible Note (SWIFT)
- Target Minimum Raise Amount: US $750,000
- Offering Type: Side by Side Offering

Tiered Valuation Cap

- Valuation Cap: US $9,000,000 before Jun 26, 2021
- Valuation Cap Schedule: See Full Schedule

Modal designs, builds and installs modern, modular backyard homes and offices that maximize space, while providing homeowners an opportunity to create passive income and increase their home value.

Cofounders Colin Jube and Dallin Jolley recognized that despite new zoning changes which allow accessory dwelling units (ADUs), ADUs were inaccessible to homeowners due to difficulties navigating permitting and managing construction. Modal provides a turn-key service to take the complexity out of construction to make ADUs accessible to everyday homeowners.

Modal is helping to address the housing crisis by adding sustainable and affordable housing units to existing neighborhoods. Modal enables individual homeowners to increase their wealth by generating passive income and maximizing the value of their property. In addition to backyard homes, Modal offers home offices to address the growing needs of our customers who are increasingly working from home.

Modal units are built modular, meaning they're constructed off-site in a controlled environment, so customers don't have to deal with the headaches of months-long, on-site construction. Modular construction enables high-quality construction within a scalable business model. Coupled with our turnkey service, Modal makes ADUs accessible to ordinary homeowners.

Business Highlights:

- Over $1mm Q1 2021 revenue and profitability projected in Q4 2021 (See data room for detail regarding the assumptions underlying these assumptions)

- With over 50 units sold and an established, repeatable process, we believe Modal is at inflection point and is ready to scale

- Growing market supported by consumer demand and positive regulatory tailwinds

- Network of manufacturing partners, contractors and consultants to enable expansion to new markets with limited fixed costs

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Modal Living Campaign

Public Overview Video.

Media Mentions

  

The Team

Founders and Officers



Scott Stowell
CHAIRMAN OF THE BOARD / CEO

Scott Stowell spent 30+ years in the homebuilding industry. He served as COO, CEO, and Executive Chairman of the 8th and 4th largest public homebuilders in America.

He also served as a board member of Lennar, the largest homebuilder in the nation.

Scott is passionate about housing, community development, and providing sustainable and affordable homes for the underserved.

Scott invested in and joined Modal because he was moved by its mission and team.



Colin Jube
FOUNDER / COO

Colin is an experienced real-estate developer with a background in tech and finance. Prior to co-founding Base Development and Modal, Colin worked in sales at Qualtrics and at Fidelity Investments. He has developed several commercial / multi-unit residential projects.



Dallin Jolley
FOUNDER

Dallin founded two early-stage real estate companies and has experience in design and construction methodology.

Dallin was awarded the Forbes 30 under 30 award for Manufacturing and Industry.

Key Team Members



Baylee Lemon	Nate Stoltenow	Karly Tingey
Chris Drent	Cooper Ballstaedt	Andrea Palmer
Hunter	Erika West	Dan Barrell
Reuben Auger	Aaron Lunsford	

Notable Advisors & Investors

 **Robb Stowell**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $3,200,000
Minimum investment:	US $1,000
Target Minimum:	US $750,000

Key Terms

Security Type:	Tiered Convertible Note (SWIFT)
Conversion discount:	20.0%
Valuation Cap:	US $9,000,000 no later than Jun 25, 2021 US $12,500,000 Final
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Custody of Shares	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Modal Living has set an overall target minimum of US $750,000 for the round, Modal Living must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Modal Living's Form C.
Regulation CF cap:	While Modal Living is offering up to US $3,200,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

● Sales and Marketing   ● Working Capital

● Sales and Marketing   ● Pilot Programs
● New Product Develop...   ● Working Capital

Investor Perks

Investors that contribute between $2,500 and $4,999 are eligible for ADU Discounts ($750 off unit plus $500 in free upgrades) and/or $500 off the Modal Pod (Home Office)

Investors that contribute between $5,000 and $9,999 are eligible for ADU Discounts ($1,500 off unit plus $1,000 in free upgrades) and/or $750 off the Modal Pod (Home Office)

Investors that contribute between $10,000 and $49,999 are eligible for ADU Discounts ($3,000 off unit plus $2,000 in free upgrades) and/or $1,000 off the Modal Pod (Home Office)

Investors that contribute over $50,000 are eligible for ADU Discounts ($7,500 off unit plus $10,000 in free upgrades) and/or $5,000 off the Modal Pod (Home Office)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Market Landscape



California ADU market growth from years 2016 - 2019. During this four year period the California ADU market averaged CAGR of 265% per year.

The market size for ADUs has grown significantly over the past 3-5 years as state and local zoning laws removed barriers for ADUs to address the housing affordability crisis by increasing housing supply.

The most notable legislation came in 2019, through California State Assembly Bills 881, 68 and 1069, which mandates ADUs at the state level and supersedes all municipal zoning regulations. This legislation creates ADUs eligibility for all 8 million single family homes in California. Updates are continuing to be made to eliminate restrictions and barriers.

In addition to California, legislation at the municipal level is expanding significantly as the following major municipalities currently allow ADUs: Seattle, Portland, Phoenix, Denver, Orlando, Honolulu, Minneapolis, Charlotte, Philadelphia, Pittsburg, Austin, Houston, San Antonio and Salt Lake. Our team expects continued market growth for the foreseeable future.

Modal currently serves Southern California, the Bay Area, Greater Salt Lake and New Mexico – we have sold to multiple customers in each of these geographies.

Based on our analysis, the aggregate obtainable market size in California equates to ~$75 billion and will exceed $100 billion by 2025. Even capturing a small portion of the California ADU market would provide a significant business opportunity.

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Modular ADU market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Adverse changes in economic conditions in markets where we conduct our operations and where prospective purchasers of our homes live could reduce the demand for homes and, as a result, could adversely affect our business, results of operations, and financial condition. Adverse changes in economic conditions in markets where we conduct our operations and where prospective purchasers of our homes live have had and may in the future have a negative impact on our business. Adverse changes in employment levels, job growth, consumer confidence, interest rates, perceptions regarding the strength of the housing market, and population growth, or an oversupply of homes for sale may reduce demand or depress prices for our homes and cause home buyers to cancel their agreements to purchase our homes. This, in turn, could adversely affect our results of operations and financial condition.

Recent trends away from home ownership in favor of home rentals and co-living arrangements could adversely affect our results. Over the past 10 years we have dedicated our resources and grown our business primarily through relationships with individual homeowners and more recently through a dedicated outreach to developers and builders. A significant part of our strategy is to actively grow sales to builders and developers of high end new homes and we intend to make significant expenditures in the near term to further this strategy. To the extent that trends towards rentals and co-living increase significantly, we would not see returns on our investment and could see increase losses. It would take significant time and resources to pivot our business model to attract builder of rental and co-living properties.

Our lack of geographic diversity subjects us to increased volatility and higher risks of events affecting those markets. To date, our operations are only in California, Utah and New Mexico. These areas have historically experienced severe wildfires, mudslides and earthquakes, and climate change may increase the frequency of natural disasters in these areas. In addition, their economies are founded on more narrowly defined industry segments compared to the country as a whole, and these industries could experience downturns affecting the health of the economy in the state or in the metro areas of Los Angeles or San Francisco. Property tax rates, which have a significant effect on housing demand, are determined by local municipalities and may increase in the future, whether to address increasing funding needs, to compensate for a shortfall in federal of state funding or otherwise. Any such disasters or other negative events affecting our target markets would adversely affect the demand for, and our ability to supply, our products and services to a much greater extent than other companies with a national market presence.

Housing development is highly sensitive to the availability of financing and interest rates. A general reduction in construction financing from lenders or increases in interest rates could cause a material decrease in our sales. Furthermore, we benefit from our customers having access to the same construction financing terms as traditional site-built homes, in contrast to traditional modular or pre-fabricated homes. If our homes were instead treated as modular homes by lenders or if lenders subjected our homes to stricter lending standards or increased requirements, it would have an adverse impact on our sales and our ability to grow our business.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $4,337,351, an operating cash flow loss of $2,154,911 and liquid assets in cash of $342,650, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company has entered into Promissory Notes and Loans. The summary of the Company's loans, notes, and the terms is as follows:

- Capital Thirteen LLC Revolving Loan: Principal Amount of $3,000,000, Borrowing period of 6/10/2020, Maturity Date of 6/10/2025, Interest Rate of 8%

- Capital Thirteen LLC Promissory Note: Principal Amount of $1,000,000, Borrowing period of 6/19/2019, Maturity Date of 6/10/2020, Interest Rate of 12%

- Modal Investor: Principal Amount of $1,000,000, Borrowing period of Fiscal Year 2019, Repaid, Interest Rate of 12%

- PPP Loan: Principal Amount of $148,758, Borrowing period of 4/20/2020, Maturity Date of 4/20/2022, Interest Rate of 1%

The Company has engaged in Related Party Transactions. In April 2021, Modal Services (the related entity) provided a $50k loan to Modal Living for working capital purposes. This loan was provided interest free as a bridge until the capital raise is complete.

In Q1 2020, Modal sold an ADU to co-founder Dallin Jolley, who was one of the first 6 customers. The sales price was discounted because Dallin agreed to handle much of the project logistics and there was no sale commission paid. Modal was paid in full in Q2 2020.

One of the owners, Capital Thirteen LLC, approved revolving loan in the amount of $3,000,000 to the company. The loan bears 8% per annum has maturity date as of October 6, 2022. As of December 31, 2020, the outstanding balance of the loan was $2,673,838.

One of the owners, Capital Thirteen LLC, entered into Promissory Note agreement with the company in the amount of $1,000,000. The loan bears 12% and matured on June 19, 2020. As of December 31, 2020, the outstanding balance of the loan was $489,000.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events \u2014 through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
⟩ ▢ Financials (2 files)	Apr 1, 2021	Folder
⟩ ▢ Fundraising Round (1 file)	Apr 1, 2021	Folder
⟩ ▢ Investor Agreements (1 file)	Apr 1, 2021	Folder
⟩ ▢ Miscellaneous (4 files)	Apr 1, 2021	Folder

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Be the first to post a comment or question about Modal Living.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and

<u>academy</u>.

Making an Investment in Modal Living

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Modal Living. Once Modal Living accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Modal Living in exchange for your securities. At that point, you will be a proud owner in Modal Living.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Modal Living has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a) (6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Modal Living does not plan to list these securities on a national exchange or another secondary market. At some point Modal Living may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Modal Living either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Modal Living's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Modal Living's Form C. The Form C includes important details about Modal Living's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



Modal®

Modular Backyard Homes and Offices

Disclaimer: This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

State & Local Governments are turning to Accessory Dwelling Units (ADUs) to solve the affordable housing crisis

ADUs listed on the MLS for the first time increased by 8.6% per year since 2009 nationwide

On average, ADUs rent for 40% less than the market

ADUs add density to existing neighborhoods without additional costly infrastructure

ADU Permits Issued in California



In 2017, California passed statewide legislation removing restrictions for ADUs

15,000
10,000
5,000
0

2012 2013 2014 2015 2016 2017 2018 2019

ADUs provide homeowners with flexibility and financial freedom

2.5x+



Value of ADUs

$500k
$400k
$300k
$200k
$100k
0

Cost to Add an ADU₁

Value Added by an ADU over 10 Years₂

Rental Income

Increase in Home Value

Homeowners can increase the value of their home by up to 30%

ADUs have the potential to provide an extra $35,000 of income per year

Extra space for loved ones to live, hosting friends, or working from home

1. Average cost of 1 bed ADU in California
2. Based on conversations with owners of ADUs in California

COVID-19 has transformed the way our businesses, schools and society interact and work

Even pre-pandemic, remote work was on the rise -- 173% increase between 2005 to 2018

Employees report being more productive working from home than at a traditional office

US companies can save $11k a year per employee that works remotely part-time

Number of Americans Working Remote



2019

19.3 M

87%

2025

36.2 M

However, obtaining an ADU is complex, costly and time consuming

From architecture to permitting and city codes, navigating the entire process is intimidating

Managing construction is a burden on families and neighbors

Rising costs and change orders lead to budget overruns and difficulty financing



Make ADUs easy by building world-class *modular products* and providing a *turnkey service* from permitting to delivery.

Modal's Solution



Beautiful, thoughtfully-designed modular ADUs fit for any backyard

Quality Build

Built with quality materials from trusted brands to the highest standards of the International Building Code

Comfortable Living

Designed to maximize space in efficient ways so there's not a single wasted square inch

Excellent Value

High end quality and design at a reasonable price that most can afford

Modal

Modal Pod
120 sf
Office / Flex Space
Starting at $39k



Modal 00
338 sf
Studio; 1 Bath
Kitchenette
Starting at $159k



Modal 01
432 sf
1 Bed; 1 Bath
Full Kitchen
Starting at $179k



Modal 02
556 sf
2 Bed; 1 Bath
Full Kitchen
Starting at $199k



Turnkey, hassle-free services to navigate the complex path from permit to delivery

1 Process permits on homeowners behalf

2 Coordinate site work and manage contractors

3 Transport unit from factory and crane into place

4 Install and connect water, sewer, and electrical



Ordering a home is as easy as 1, 2, 3

Step 1: Select Your Unit



M
How It Works
Products
About
Blog
FAQ
See If You Qualify
Which Modal works best for you?
Modal 00
Modal 01
Modal 02

Step 2: Select Color Options and Upgrades

M
How It Works
Products
About
Blog
FAQ
See If You Qualify
Description
Exterior
Upgrades (can select many)
Flooring
Cabinets
Tile
Counters
Interior Add Ons
Upgrades
Selections Summary
Disclaimers
Continue

Modal
Modal 01
Description
Exterior
Flooring
Cabinets
Tile
Counters
Interior Add Ons
Continue

Step 3: Review and Order

M
How It Works
Products
About
Blog
FAQ
See If You Qualify
Meet Your Modal 01
Change
Your Selections
Exterior Cladding
Black Timber
Flooring
Light Forbo
Kitchen Cabinetry
*Black Birch Ply: $2,000
Tile (Kitchen Backsplash & Shower)
White Tile
Countertops
Black Quartz
*Additional Upgrades
*Deck: $6,000
*Bedroom Sliding Glass Door: $3,100
Estimated Cost: $130,100



All Modals are built modular in our off-site factory - saving time, money, headaches, and the planet



| Month 1 | Month 2 | Month 3 | Month 4 | Month 5 | Month 6 | Month 7 | Month 8 | Month 9+ |

Site Built

4–5 Months

Hire, Design, Engineer & Permit

6 Months+

Site Work & Construction

Modal

8–12 Weeks

Sales & Permit

6–8 Weeks

Build Off-site

2 Weeks

Site Prep & Install

90%
Less Waste

43%
Fewer Carbon Emissions

10%
Less Expensive

Case Study:
Kimmberlee Lofthouse

Overview
Kimm is a realtor living in a 1,300 sf home in Salt Lake City, UT. For years, she was looking for additional space to host her family/visitors as well as earning additional income while she traveled. However, Kimm was often out of town and very busy, so she could never tackle this project.

Approach
+ Kimm engaged Modal to add an ADU to her backyard
+ She used a Cash Out Refi for the project and is paying $600/mo
+ Modal's Construction Concierge managed the entire process so Kimm could focus on her work and her life

Result
+ Kimm got a beautiful ADU without lifting a finger
+ Her Modal rents out for **$2,500/mo** and she nets **$1,900/mo**

"I often travel and have family visitors, so I was looking for a solution to adapt to my lifestyle. My Modal provides me the flexibility to make additional income, host visitors, and even live in it to rent out my main house. This has been one of my best investments." —Kimm

Modal

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.



Kimm's Modal 01 in Salt Lake City, UT

Our business model allows us to remain lean and cash flow positive throughout a project.

Example of a typical ADU Project Cash Flow:

	Contract Price	Cost	Profit
Modal 01	$200,000	$155,000	$45,000

Full Contract Price is funded into an Escrow Account upon signing



Month 1
Month 2
Month 3
Month 4
Month 5
Month 6
50% of Escrow (Up front)
30% of Escrow (Begin Manufacturing)
20% of Escrow (Release Unit)
100,000
50,000
0
(50,000)
(100,000)
100,000
60,000
40,000
45,000
(5,000)
(20,000)
(40,000)
(65,000)
(25,000)
Site Plan Prep
Site Work
- Manufacturing Deposit
- Permitting Fees
- Manufacturing Payment
- Transportation
- Crane
- Post Install
Cash Inflows
Cash Outflows
Net Cash Flow

Modal

13

Hyperlocal Services, at Scale

Construction traditionally is a hyperlocal service requiring teams be built in the markets in which they operate.

Modal leverages its network of national manufacturers, contractors and consultants to offer these local services from a remote, centralized location.

This network keeps our overhead costs low and boosts our ability to scale rapidly and open new markets quickly.

National architecture firm combined with local expertise

Modular manufacturers shipping nationwide

Digital advertising

Modal

General Contractors established in all major markets

Company Traction and Growth

We have maintained consistent growth as we established a repeatable, scalable operation and believe we are at an inflection point to begin massive scale



Jan 2019
Modal founded

Feb 2019
Prototype 01 unit built

Mar 2019
Successful marketing launch at City Creek

Apr 2019
First Units sold

Aug 2019
00 and 02 products released

Jan 2020
Strategic manufacturing partnership established

Apr 2020
First California customers booked

Sep 2020
Network of Consultants formalized

Oct 2020
California modular certification awarded

Nov 2020
Unit deliveries begin

Apr 2020
Launch of Modal Pod

Cumulative Modals Sold **55+**

15
25
35
45
55+

M Markets with completed sales

Modal

Modal Revenue Growth
Quarterly GAAP Revenue - Previous 2 Years

$4.4M+
Annual Revenue
Run Rate

$1,000,000	
$800,000	
$600,000	
$400,000	
$200,000	
$0	

Q2 '19, Q3 '19, Q4 '19, Q1 '20, Q2 '20, Q3 '20, Q4 '20, Q1 '21

Modal

Strategic Roadmap

1
Market Expansion

+ Increase market penetration with additional sales / marketing hires and model parks

+ Expand into additional ADU-friendly geographies in less competitive sub-markets

+ Increase channel partnerships through brokerages, dealerships, and contractors

2
Product Growth

+ Launch of new product line - Modal Pod - expected to increase target audience, volume, and velocity

+ Release of new, improved designs based on customer feedback

+ New ADU models (ex. 2 bed, 2 bath) to expand our product offering

3
Pilot Programs

+ Create pilot for Lease-to-Own program, unlocking opportunities currently unavailable due to homeowner's inability to secure financing through available products

+ Create recurring revenue stream by monetizing our customers post delivery for more predictable revenue

+ DIY Program to allow for sales across the nation with limited operational growth

Meet the Team



Scott Stowell
Chairman and CEO

Scott Stowell spent 30+ years in the homebuilding industry. He served as COO, CEO, and Executive Chairman of the 8th and 4th largest public homebuilders in America. He also served as a board member of Lennar, the largest homebuilder in the nation.

Scott is passionate about housing, community development, and providing sustainable and affordable homes for the underserved.

Scott invested in and joined Modal because he was moved by its mission and team.

Modal



Colin Jube
Co-Founder, COO



Nate Stoltenow
VP Sales & Marketing



Andrea Palmer
Construction Concierge



Dallin Jolley
Co-Founder

Erika West
Director of HR & Sales Ops



Baylee Lemon
Construction Concierge



Reuben Auger
Graphic Designer



Hunter Murray
Account Executive



Cooper Ballstaedt
Sales Representative

Dan Barrell
Director of Finance

Chris Drent
Director of Construction



Karly Tingey
Senior Graphic Designer



Aaron Lunsford
Sales Representative



Why Invest in Modal

+ **Large and growing market** with strong **regulatory tailwinds**

+ **Solves biggest pain points** facing eager prospective buyers

+ **Favorable cash flow cycle** with positive Cash Flow projected in 2021 [1]

+ Network of contractors and consultants established and **ready to scale**

+ **Seasoned team** of leadership and advisors

1. Please see Data Room for additional detail regarding the assumptions underlying these projections.



Appendix

Modal Pod





8' 6"

18'

4' Window

8' Sliding Door

4' Deck

Key Features

- 119 sq ft
- Easy financing with unsecured loans available
- Heating/cooling
- No permitting or sitework required

Modal









Modal 00



26'
13' 9"
refr.
dw
util.
w/d

Key Features

- 338 sq ft
- Studio
- Full bathroom
- Kitchenette

Modal







Modal 01

32'
13' 6"
refr.
dw
util.

Key Features

- 432 sq ft
- 1 bed/1 bath
- Full kitchen
- Living/dining room



Modal

23

Modal 02

42'
13' 6"
refr.
dw
util.

Key Features

- 556 sq ft
- 2 bed/1 bath
- Full kitchen
- Living/dining room













Modal

24

Go-to-Market

Modal employs a Direct to Consumer business model using an experienced inside sales team and leveraging a robust lead generation platform.

Lead Generation

Inside Sales Team

Inbound Marketing
- Social ads
- Organic
- Mailers
- Email marketing

Outbound Sales
- Real Estate Investors
- Developers
- Door to Door
- Seminars / Events

Channel Partners
- Realtors / Brokers
- Property Managers
- Contractors
- Data Providers

LEAD
- Qualify Leads
  - Budget
  - Authority
  - Needs
  - Timeline
- Education of ADUs and Modal's Product/Services

— 5% →

OPPORTUNITY
- Discovery
  - Use case
  - Property details
- Creation of Pricing Proposal / Estimate

— 20% →

FEASIBILITY
- $5,000
- Property Survey
- Zoning Analysis
- Contractor Bids for Final Contract Price
- Title Report

— 90% →

SIGNED
- Customer funds entire project into Escrow
- Handed off to Operations to begin permitting

Lead to Feasibility: *45 Days*

Feasibility to Close: *30-60 Days*



Financial Summary



CAGR: 184%
$0.7
$2.1
$9.3
$25.4
$48.5
$0.7
$2.1
$2.3
$7.0
$4.6
$20.8
$9.2
$39.3
2019
2020
2021E
2022E
2023E

Annual Revenue (Non-GAAP)
($ IN MILLIONS)

ADU Revenue
Forecasted ADU Revenue
Forecasted Pod Revenue

$ (1.0)
$ (1.8)
$ 0.8
$ 8.1
$ 12.4
-139%
-85%
9%
32%
26%
$0 -
0%
2019
2020
2021E
2022E
2023E

EBITDA and EBITDA Margin (Non-GAAP)
($ IN MILLIONS)

Historical EBITDA
Forecasted EBITDA
EBITDA Margin
Forecasted EBITDA Margin

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Potential Exit Opportunities

Cash Flow

Building a great operating business that produces healthy distributions year after year

- Increase Market Share and Top Line Revenue
- Expand Profits through Scale
- Operational Excellence

Strategic M&A

Industry consolidation to increase market share and/or capture value in value chain

- Manufacturers
- Contractors
- Competitors
- Homebuilder

Purchase

If we are able to scale, Modal will have enough recurring revenue and units placed to attract institutional capital

- Private Equity
- Multi-Family REIT

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

Modal Living Campaign
https://www.youtube.com/watch?v=XU0DSUG1chQ

Hi my name is Colin Jube, I'm one of the cofounders and the Chief Operating Officer of Modal Living. We started Modal because we wanted to be a part of the solution to the nationwide affordable housing crisis. ADUs or accessory dwelling units, which are effectively backyard guest homes are an important part of that solution. Cities and states across the country, are breaking down regulatory barriers to ADU construction, sparking a massive trend toward these structures.

The small footprint of ADUs makes them an extremely efficient use of space. However, building an ADU today is complex and time consuming, Modal makes ADUs easy. ADUs increase income and increase property value, they allow homeowners to effectively use unused space in their backyards. They also add natural affordable housing to any city through multi-generational living. Modular construction is the ideal method for building ADUs due to their small compact footprint. The modular process allows for higher quality construction in a controlled environment, faster build times, a lower carbon footprint, and far less waste. All at a lower average cost than traditional construction.

Modal's products, consisting of a studio, one bed and two bedroom unit are thoughtfully designed and delivered via a convenient turnkey service provided by our experienced project management team. Our products offer unbeatable value by providing high design at an affordable price. The recently released Modal Pod, a 120 square foot standalone backyard office ,addresses rapidly changing work from home habits that are here to stay.

I love working every day with a passionate, collaborative team who believes in our mission to inspire independent minimal living. Modal leads with a clear vision for the future to constantly operate on the cutting edge of design and prefab construction technology in order to offer sustainable lasting affordable housing solutions. The impact on our customers lives has been substantial and we are just getting started.

For the past two years we have focused on developing products and building scalable processes. We are in a massive market with positive regulatory tailwinds. Our cash flow cycle is strong and break-even is projected in late 2021. We have built a scalable business and are ready to grow, please join us on this exciting journey.

Modal 01 Installation
https://www.youtube.com/watch?v=g9JAfe55gE4&t=60s

*** No Voiceover ***

Home Office Reimagined
https://www.youtube.com/watch?v=QS0a8cpIe3E

*** No Voiceover ***

Modal Living

https://www.youtube.com/watch?v=1eT2Lvja7F4

*** No Voiceover ***